UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of July 2023 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

12 July 2023 SANTANDER UK GROUP HOLDINGS PLC (“Santander UK”) STATEMENT ON THE OUTCOME OF THE 2022/23 BANK OF ENGLAND STRESS TEST Santander UK notes the publication of the results of the 2022/23 stress tests conducted on eight major UK banks and building societies by the Bank of England. As a result of the exercise, the Bank of England does not require Santander UK to undertake any actions. Since the introduction of IFRS 9 in January 2018, the stress test results are published on an IFRS 9 transitional and non-transitional basis, over a five-year stress period to 30 June 2027. For Santander UK the IFRS 9 transitional and non-transitional results and hurdle rates are the same at the low points. Santander UK's lowest post-stress common equity tier 1 ('CET 1') capital ratio was modelled to be 11.3% before management actions. This is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD V via the PRA Rulebook. These results are in excess of the CET 1 hurdle rate established by the Bank of England of 8.1%. Santander UK reported a CET 1 capital ratio of 15.4% as at 31 March 2023. The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2A CET1 requirement, an estimate of the applicable Systemic Risk Buffer and an adjustment to offset the pro-cyclical impacts of IFRS 9. Santander UK's lowest post-stress Tier 1 leverage ratio was modelled to be 4.1% before management actions and 4.5% after strategic management actions. The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, as defined in Rule 1.2 of the Leverage Ratio part of the PRA Rulebook. These results are in excess of the leverage hurdle rate established by the Bank of England of 3.5%. Santander UK reported a leverage ratio of 5.2% as at 31 March 2023. - Ends - Contacts Paul Sharratt Head of Investor Relations ir@santander.co.uk 07715 087 829 For more information: www.santander.co.uk

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 13 July 2023 By / s / Madhukar Dayal Madhukar Dayal Chief Financial Officer